UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about assignment of minority stake in Brentech Energia S.A.

—

Rio de Janeiro, May 29, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that today it signed a contract for the assignment of its entire 30% (thirty percent) stake in Brentech Energia S.A. (Brentech) to Enegen Participações Ltda (Enegen), Petrobras' partner in Brentech and holder of a 70% (seventy percent) stake in the company.

The transaction closed with the signing of the share purchase agreement, with no precedent conditions to be met, for the sum of R$10.6 million, paid in full on the same date.

The transaction is in line with Petrobras' strategy of decarbonizing its operations, optimizing its thermoelectric portfolio and prioritizing investments in highly efficient natural gas thermoelectric plants. As Goiânia II UTE is powered by diesel oil and has no synergies with our activities, the company does not adhere to Petrobras' strategy, which seeks integration and migration to a portfolio with a lower carbon footprint.

As it is a minority shareholder, Brentech does not have any Petrobras employees in the operation of the thermal plant.

This disclosure is in accordance with Petrobras' internal rules and applicable legislation.

About Brentech

Brentech is made up of a single asset - the Goiânia II UTE. Located in Aparecida de Goiânia (GO), this UTE uses diesel motor-generators, with a total installed capacity of 145 MW. The unit went into commercial operation on 01/17/2009 and its energy sales contracts in the regulated environment ended on 12/31/2023, and it is currently in the process of being demobilized.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer